Alpine Air Express, Inc. [letterhead]







ATTN: Beverly A. Singleton
United States
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561


RE:  Alpine Air Express, Inc.
      Form 10KSB for Fiscal year ended October 31, 2006
      Filed January 29, 2007
      File No. 0-27011


Dear Beverly,

We have reviewed your comments and inquiries in your correspondence dated March 2, 2007. The following is Alpine's response to your comments and inquiries. We will be filing our amendment to our annual report, based on these responses, on March 15, 2007 and would appreciate any additional feedback prior to that date.

Management's Discussion and Analysis
------------------------------------

1. Currently Reads: Revenues were over $20 million in 2006, a nearly 11% decrease from the $22 million in 2005. The primary decrease in revenues came from our contract changes in the Hawaii USPS contract.

     Modification:   Revenues were over $20 million in 2006, a nearly 11%
decrease from the $22 million in 2005. The primary decrease in revenues came from our contract changes in the Hawaii USPS contract which was originally entered into in April 2004. In April 2005 Alpine notified the USPS of its intention to terminate the Hawaii contract due to the fact that the actual weights being flown under the contract were approximately 10 to 15% lower than the weights provided in the USPS Hawaii contract bid package. Alpine was requested to participate in subsequent bids on all of the Hawaii USPS routes. New bids were provided in May 2005 and Alpine continued to fly all of the USPS Hawaii routes (at increased interim rates) until the USPS awarded new contracts in January 2006. Alpine, as part of a Joint Operating Agreement, was awarded three of the six Hawaii routes at significantly higher rates per pound. This new agreement that commenced in January 2006, is a three-year contract.

2. Currently Reads: The USPS requires the use of scanning equipment to track the tender, load and delivery status of their mail. The Company has invested between three and four hundred thousand dollars in scanning equipment, software and hosting services. In addition, the company has added personnel and engaged consultants for training and implementation to support these requirements. This has been an expensive proposition but the Company is committed to providing its best efforts to meet the high service levels expected by the USPS and to effectively manage these costs.

     Modification: this paragraph will be deleted in order to minimize confusion.

3.   Modifications in #1 and #2 above should clarify this item.

4.   Modifications in #1 and #2 above should clarify this item.

Liquidity and Capital Resources
-------------------------------

5. Currently reads: For the year ended October 31, 2006, net cash used in financing activities was $1,885,506, primarily from payments of $1,417,879 towards notes payable and $369,627 from payments to related party notes payable. For the year ended October 31, 2005, financing activities used net cash of $661,357, with $1,362,357 paid on notes payable and $250,000 towards notes payable related parties.

     Modification: Paragraph will be expanded with the following addition:

     During August 2006, Alpine initiated two lines of credit for use in possible future working capital requirement situations. The total available for use on both lines is $1,100,000 and as of October 31, 2006 there was $1,002,000 available to be used in the lines of credit. All Alpine aircraft are currently pledged as collateral on the various lines of credit, Notes Payable and Preferred Stock of the Company.

6.     #5 above should be sufficient to cover this item also.

Result of Operations

7. Modification: The following paragraph will be inserted after the first paragraph in this section:

     Alpine's revenue from Public Services which include its First Officer Training Program and maintenance provided to outside entities declined from $564,003 in 2005 to $201,438 in 2006. This decline was the direct result of the Company focusing its attention to providing more consistent maintenance of its own aircraft and less focus on providing maintenance to outside entities. As a result, expenses for Public Services also declined from $192,455 to $70,301.

8. MD&A discussion items and financial statements have been reclassified as requested. A new paragraph will be inserted and the paragraph on Other Income (expense) will be modified as follows:

     During the year ended October 31, 2006 and 2005, gain (loss) on disposal of assets was $596,432 and $(352,177) respectively. This substantial increase is due to the gain on disposition of an aircraft and several surplus vehicles during the current year versus the loss on disposition of an aircraft in the previous year.

      During the year ended October 31, 2006, Other Income (expense) was $664,905 compared to the previous year total of $612,606. The increase was the direct result of an increase of interest expense due to the rise in variable interest rates on debts.

9.   The following paragraph will be added:

      For the year ended October 31, 2006 and 2005, net income (loss) was $1,711,215 and ($1,438,448), or $0.05 per share and ($0.04) per share, respectively. For the same periods net income (loss) available to shareholders was $401,215 and ($2,748,447), and $0.01 per share and ($0.08) per share, respectfully. The difference for both years presented is approximately $1,310,000 and $0.04 per share, which is related to dividends declared on preferred stock and the amortization of a preferred stock discount analogous to a preferred stock dividend.

10.  The following commentary will be added in the M&A Discussion:

          Critical Accounting Policies and Estimates
            ------------------------------------------

      The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company's estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The most significant estimates made by management include allowance for doubtful accounts receivable, reserves for excess and obsolete inventories, deferred tax asset valuation, revenue recognition and valuation of long-lived assets.

      Following is a discussion of critical accounting policies and related management estimates and assumptions.

      Allowance for Doubtful Accounts. An allowance for doubtful accounts receivable in the amount of $30,324 and $1,228,614, respectively, as of October 31, 2006 and 2005, and was established based on management's estimates of the collectability of accounts receivable. The required allowance is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of outstanding accounts receivables associated with a discontinued business segment. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions. The significant difference in the two years presented is related to amounts owed the Company by a single customer (Sundance Air), which have been determined by management to now be uncollectible due to a bankruptcy filing.

      Inventories. The Company's parts inventories are valued at the lower of cost or market. Reserves for excess and obsolete inventories in the amount of $44,849 and $0, respectively, as of October 31, 2006 and 2005, are based on assessment of the marketability of slow-moving and obsolete inventories. Estimates are subject to volatility and can be affected by reduced equipment utilization, existing supplies of used inventory available for sale, the retirement of aircraft or ground equipment and changes in the financial strength of the aviation industry.

      Deferred Taxes. Net deferred tax assets are shown net of valuation allowance in the amount of $1,604,995 and $2,274,503, as of October 31, 2006 and 2005, respectively, to reflect the likelihood of the recoverability of certain of these assets. Company judgment of the recoverability of certain of these assets is based primarily on estimates of current and expected future earnings and tax planning. The balance of net deferred tax assets will continue to decrease as the Company continues to perform well.

      Revenue Recognition. Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. The Company has renewed all fixed-price (revenue per pound) contracts which it now holds, during the current year ended October 31, 2006. These contracts vary in length but average three years, with some having options for an additional year(s).

      Valuation of Long-Lived Assets. The Company assesses long-lived assets used in operations for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. In the event it is determined that the carrying values of long-lived assets are in excess of the fair value of those assets, the Company then will write-down the value of the assets to fair value

Financial Statements
--------------------

11. Auditor's report will be corrected by the Auditor and reflected in the Amended Filing.

12.  Reclassification will be made as requested.

13. The reclassification adjustment for 2005 was required by paragraph 19 of SFAS 130 because we completely discontinued our foreign operation in Chile. The amount of $123,804 was the amount of translation gains and losses which had previously been reported in comprehensive income through the date of liquidation. To help clarify this to readers of the financial statements, we have hyphenated the line item and added a description indicating that the adjustment was due to foreign currency translation.

14.  Currently reads:

      Sales/Leasebacks - In April 2004, the Company entered into a sale/leaseback agreement with a third party, wherein, the Company sold an aircraft for $650,000 and entered into an operating lease (See Note 6). The Company has recorded a deferred gain of $355,716 which will be amortized over the life of the lease as an offset to lease expense. In addition, $80,000 of the proceeds from this sale are invested in a time deposit as collateral on the lease. These funds are recorded as a restricted time deposit on the Company's records.

      In June 2004, the Company entered into a sale/leaseback agreement with a third party, wherein, the Company sold an aircraft for $650,000 and entered into an operating lease. The Company has recorded a deferred gain of $517,929 which will be amortized over the life of the lease as an offset to lease expense. In addition, $80,000 of the proceeds from this sale are invested in a time deposit as collateral on the lease. These funds are recorded as a restricted time deposit on the Company's records.

     Modification: Both Paragraphs will be modified to include a reference to
Note 6 which specifically states that both leases have a 60 month term.

15.  Currently reads:

      Aircraft - In April and June of 2004 and again in April of 2006, the Company entered into certain sale/leaseback agreements (See Note 5). The Company has agreed to lease two aircraft for sixty months. It has also agreed to lease a third aircraft on a month to month basis. The Company is also required to pay into an engine reserve for each aircraft based on the aircraft's actual flight time.

      Modification: the last sentence will be modified to: The Company is also required to pay an additional amount to the Lessor based on the actual flight time of the aircraft. The Lessor is responsible for engine overhauls and maintenance on all leased aircraft.

     This modification clarifies that the "reserve" is only classified as such in the agreement for the purpose of the Lessor. Alpine does not consider it a reserve and has no control over those funds once they are paid to the Lessor each month.

16. In December 2003, at the time we issued the preferred stock, we informally contacted the staff at the Division of Corporate Finance and also the Technical Support Staff at the American Institute of CPA's for accounting guidance related to SFAS 150 which had just taken effect a few months earlier (May 2003). Our contact was informal and verbal and we do not currently have a record of the names of the staff we spoke with. The concurrence at that time was that the feature to redeem was not effective until 2008 and that the equity would be reclassed to liabilities at the time the condition or status changed. It was also our understanding of the literature at the time that ASR
268 did not apply once SFAS 150 was adopted (Topic D-98).   It is currently
our understanding and plan that in December 2008, the preferred stock will be reclassed to liabilities because of the change in condition, this is based on the guidance we received. Thus, we propose not to reclassify the preferred stock at this time. Further, in 2003 we did consider additional conditions and features that were not included in the original agreement based on the available interpretations at that time. We would consider retroactively amending the agreement at this time to include an option to convert to common stock which would exactly match an example in SFAS 150 and would result in the same accounting treatment as we originally accepted.

17. The following sentence will be inserted into Note 19 after the first paragraph:

          This Change in Accounting Method had minimal effect (less than $0.01) on earnings per share for the current and prior year presented.

18. Our auditor, Pritchett, Siler and Hardy, CPA has provided the following letter as requested and it will be filed as Exhibit 18 as part of the 10KSB:

                                                                  March 9,
2007


ALPINE AIR EXPRESS, INC.
1177 Alpine Air Way
Provo, UT 84601

     RE:  Change in Accounting Method

Gentlemen:

As discussed in Note 19 to the financial statements for the year ended October 31, 2006, the Company changed its accounting method for recognizing major engine and airframe component overhaul costs.

At the time of purchase of your aircraft fleet during 2003, you adopted the Direct Expensing Method of accounting for major engine and airframe component overhaul costs. At that time this was one of four acceptable methods recognized as being most commonly employed by the AICPA Industry Audit Guide for Airlines.

Because of the size of your fleet and the relative similar age of your aircraft, you have currently indicated that under the Direct Expensing Method you expect overhaul expenses to vary drastically from year to year over the next few years resulting in numbers that will not be comparable and reflective of actual operations.

You have currently adopted the Deferral Method of accounting for major engine and airframe component overhaul costs. Under this method, the costs of overhaul will be capitalized and depreciated over the expected life of the asset. You have indicated that you expect this change in method will result in a more consistent approach to reporting the actual costs related to the usage of those engines and airframe components in future periods.

As you have requested, we have discussed with you the circumstances, business judgment, and all other underlying factors that contributed to your decision to make this accounting change.

Based on our review of the attendant circumstances and discussion with management, we concur that the newly adopted Deferral Method of accounting for major engine and airframe component overhaul costs as described in Note 19 is preferable under the circumstances.

We are furnishing this letter to enable the Company to comply with the requirements of Item 601(b)(18) of Regulation S-B.

Sincerely,
/S/Prtichett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

We appreciate your comments on these matters and hope that our responses have clarified and enhanced the overall disclosure in our filing.

We understand that it we are responsible for the adequacy and accuracy of the disclosure in the filing. We also understand that any staff comments or changes to the disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. We also understand that the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.


Respectfully,

/S/Don T. Squire, Jr.

Don T. Squire Jr.
Chief Financial Officer
Alpine Air Express, Inc.